Exhibit 99.1

December 7, 2021

Board of Directors

TESSCO Technologies Incorporated

11126 McCormick Road

Hunt Valley, Maryland 21031

Dear Members of the Board of Directors:

As you are aware, Lakeview Investment Group & Trading Company, LLC (together with its affiliates, “Lakeview” or “we”), is one of the largest stockholders of TESSCO Technologies Incorporated (“Tessco” or the “Company”), owning approximately 14.9% of the Company’s outstanding shares of common stock. We have previously called upon the Board of Directors (the “Board”) to conduct a full and fair process to sell the Company in an effort to maximize value for all Tessco stockholders, but have been repeatedly rebuffed by a Board that inexplicably continues to cling to the status quo. We are fully prepared to stand behind our conviction that the Company should be sold, and today are proposing to acquire 100% of the shares of the Company not already owned by Lakeview at a price equal to $7.50 per share in cash.

We had previously approached the Board privately with this proposal, however, we have been disappointed by the Board’s lack of constructive engagement. Therefore, we now feel that we have no choice but to make our views on the Company’s trajectory, as well as our acquisition proposal, public.

In our view, Tessco has suffered from a series of value-destroying decisions made by an unfocused leadership with no clear strategy for improving performance. As long-time stockholders, we believe that the Company’s announced turnaround plan, its second in the past five years, is woefully vague and highly uncertain. We have lost confidence that Tessco’s management has the ability to execute such a plan. While we were initially optimistic about Sandip Mukerjee’s appointment as Chief Executive Officer to lead the turnaround, he has had two years to create value at the Company, but instead has delivered the worst operating performance (as measured by profitability) in the Company’s nearly 30-year history.

The desultory operational and stock price performance that has occurred under current management is compounded by the lack of liquidity for stockholders. Tessco is a nano-cap company that trades by appointment. Tessco stockholders cannot continue to sit idly by and watch value further erode at the Company while the Board casts about for a viable strategy, especially when there is an opportunity to maximize value right now. We believe Tessco stockholders deserve better.

Lakeview’s proposal to buy Tessco for $7.50 per share in cash represents a 45% premium to Tessco’s most recent closing share price. Such an acquisition, subject to confirmatory due diligence and the execution of definitive agreements containing customary terms for a transaction of this type and size, would provide substantial and immediate cash value for stockholders. Lakeview has a long history with the Company, dating back to the mid-2000s, when our founder Ari Levy was the portfolio manager of the Advisory Research Micro Cap Fund, which owned a substantial equity position in the Company at that time. Given our extensive experience with the Company, we would be able to swiftly complete our confirmatory due diligence. In addition, we have access to sufficient equity capital to consummate an acquisition of the Company without the need to arrange for outside financing. We believe that our substantial “skin in the game” as a major stockholder, our deep knowledge of the Company and the fact that our proposed transaction is not subject to a financing contingency make our proposal particularly compelling.

Lakeview has taken a significant position in Tessco because we see substantial value in Tessco’s assets. However, Tessco has been moving in the wrong direction, resulting in a declining stock price and lack of confidence that the Board and current management can achieve a successful turnaround. We believe that it will be very difficult for Tessco to address its operational and strategic issues as a public company, and that Tessco’s stockholders should not have to bear the risk of an uncertain turnaround, when a sale of the Company would provide them with immediate value.

We are interested in working constructively with the Board, with the goal of executing a successful transaction with value, speed and certainty. We ask that the Board promptly contact us to arrange an opportunity to discuss our proposal to purchase the Company. We are not asking for exclusivity, and believe that it would be in the best interests of all stockholders for the Company to retain an experienced financial advisor and run a robust sale process open to other serious bidders. We are prepared to enter into a customary confidentiality agreement with the Company and commence our due diligence immediately.

Tessco is Moving in the Wrong Direction

The Company has not been successful as a public company investment. Tessco has a long history of underperformance, and it is clear to us that its operation as a public company has become economically infeasible. As a nano-cap company with a sub-$50 million market cap, it is nonsensical that the Company spends close to $1 million per year – more than 2% of its market cap – just to remain a publicly traded company. All the while, the Company’s share price has plummeted an incredible 75% since March 2018.

While the Company has announced two turnaround plans in the last five years, these plans have failed to produce any tangible results. As referenced above, the Company is mired in the worst two-year period of value destruction in its history. Nevertheless, Tessco’s financial results cannot and should not be viewed in isolation, nor excused by recent events. Tessco’s performance is an outlier in its industry, as it has consistently underperformed its larger competitors who make up its own self-identified telecommunications peer group.

	Sales, EBITDA and Margins from FY 2018 to 2021[1]
TESSCO (NASDAQ: TESS)	2018	2019	2020	2021	TTM
Sales	$580.3	$606.8	$409.0	$373.3	$401.5
EBITDA	$11.9	$11.8	-$14.9	-$10.6	-$6.0
EBITDA Margin	2.05%	1.94%	-3.64%	-2.84%	-1.49%

ScanSource, Inc. (NASDAQ: SCSC)
Sales	$3,846.3	$3,249.8	$3,047.7	$3,150.8	$3,250.8
EBITDA	$105.1	$128.4	-$22.0	$100.2	$127.8
EBITDA Margin	2.73%	3.95%	-0.72%	3.18%	3.93%

W.W. Grainger, Inc. (NASDAQ:GWW)
Sales	$10,425.0	$11,221.0	$11,486.0	$11,797.0	$12,604.0
EBITDA	$1,299.0	$1,415.0	$1,567.0	$1,277.0	$1,587.0
EBITDA Margin	12.46%	12.61%	13.64%	10.82%	12.59%

This prolonged period of underperformance has predictably resulted in a corresponding decline in the Company’s stock price. As shown below, the Company has dramatically underperformed its self-selected peer group and the Russell 2000 Index over the past one, three and five years, painting a bleak picture of stockholders’ returns on their investment.

	Share Price Performance[2]
	1-Year	3-Year	5-Year
TESSCO	-18.45%	-54.35%	-53.51%
Peer Average	22.88%	32.42%	59.80%
Russell 2000	17.38%	54.44%	73.37%

In the face of these results, for the Board to continue to believe that Tessco can be resuscitated in the glare of the public markets is naïve at best and reckless at worst. As one of Tessco’s largest stockholders, we believe it is incumbent on the Board to immediately pursue strategic alternatives, including a sale of the Company. It is imperative to act with urgency before further value is destroyed for stockholders.

1 Source: Bloomberg. Dollars in millions. TESS fiscal years are compared to most closely corresponding fiscal years of each of SCSC and GWW.

2 Source: Bloomberg.

The Best Path Forward for Tessco is a Sale of the Company, Not a Turnaround

The Company is at a critical juncture. Management has not been able to execute on an effective turnaround strategy and the market appears to have lost faith in its ability to unlock the value of Tessco’s assets. After a brief, initial uptick in its share price following the Company’s July 7, 2021 announcement of earnings expectations in support of its turnaround plan (the first time the Company has issued such guidance, which we believe was done in reaction to our June 29, 2021 letter calling upon the Board to run a sale process), the stock has sunk back down and continues to languish at pre-announcement price levels. Further, the results of the Company’s 2021 annual meeting of stockholders, at which a majority of stockholders’ votes were cast against the re-election of the former Chairman and CEO Sandip Mukerjee received a clear vote of no confidence, should serve as an admonition to the Board against continuing on the Company’s current value-destructive path.

We believe there is also no more opportune time than the present for the Company to pursue a sale, particularly in view of the recent merger and acquisition activity in its industry. In the past two years alone, two of the Company’s public company competitors, Anixter International Inc. and Tech Data Corp., were acquired at attractive premiums, and two growth middle market private equity firms acquired a controlling stake in privately held Alliance Corporation, one of the fastest growing distributors in the United States. In view of these transactions, we believe there are a number of private equity firms active in the technology and wireless distribution space, as well as strategic buyers, that would be interested in participating in a sale process, and we are in fact aware of other potentially interested buyers that have approached the Company to explore an acquisition, but to no avail. In short, the time is now for the Board to act in order to maximize value for all stockholders.

To reiterate, we believe that the Board should immediately enter into discussions with Lakeview regarding our proposal and hire a reputable investment bank to conduct a robust review of strategic alternatives, including a sale of the Company.

We request that the Board promptly contact us to arrange an opportunity to discuss our proposal to purchase the Company at a price equal to $7.50 per share. We are standing ready to enter into an appropriate confidentiality agreement and commence our due diligence immediately, and we are confident in our ability to move quickly and efficiently towards consummating a transaction. In addition, if our due diligence reveals further value inherent in the Company, we would be prepared to increase our proposed price accordingly.

If the Board refuses to engage with us in good faith and in a timely fashion, we reserve our rights to take action to protect stockholders’ interests, which may include seeking changes to the composition of the Board or taking our proposal directly to Tessco’s stockholders.

We sincerely hope that the Board will work with us to maximize value for all Tessco stockholders, and we look forward to receiving a response in an expeditious manner.

Sincerely,

/s/ Ari B. Levy

Ari B. Levy

Manager
Lakeview Investment Group & Trading Company, LLC